Exhibit 99.1

SHARKNINJA, INC.

SHARKNINJA, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)
(unaudited)

	As of
	June 30, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents	$188,229	$363,669
Accounts receivable, net(1)	1,324,984	1,266,595
Inventories	1,052,711	899,989
Prepaid expenses and other current assets	190,586	114,008
Total current assets	2,756,510	2,644,261
Property and equipment, net	212,771	211,464
Operating lease right-of-use assets	140,714	146,257
Intangible assets, net	457,536	462,678
Goodwill	834,781	834,781
Deferred tax assets	73,721	43,093
Other assets, noncurrent	63,224	51,625
Total assets	$4,539,257	$4,394,159
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable(2)	$582,560	$612,031
Accrued expenses and other current liabilities	766,630	841,529
Tax payable	29,992	36,548
Debt, current	39,344	39,344
Total current liabilities	1,418,526	1,529,452
Debt, noncurrent	716,467	736,139
Operating lease liabilities, noncurrent	140,126	145,377
Deferred tax liabilities	19,235	9,931
Other liabilities, noncurrent	37,230	37,288
Total liabilities	2,331,584	2,458,187
Commitments and contingencies (Note 8)
Shareholders’ equity:
Ordinary shares, $0.0001 par value per share, 1,000,000,000 shares authorized; 141,051,131 and 140,347,436 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	14	14
Additional paid-in capital	1,018,879	1,038,213
Retained earnings	1,166,457	909,024
Accumulated other comprehensive income (loss)	22,323	(11,279)
Total shareholders’ equity	2,207,673	1,935,972
Total liabilities and shareholders’ equity	$4,539,257	$4,394,159

(1) Including amounts from a related party of $12,333 and $9,381 as of June 30, 2025 and December 31, 2024, respectively.
(2) Including amounts to a related party of $26,628 and $39,769 as of June 30, 2025 and December 31, 2024, respectively.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SHARKNINJA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share and per share data)
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Net sales(1)	$1,444,876	$1,248,658	$2,667,514	$2,314,886
Cost of sales(2)	736,709	647,759	1,356,121	1,187,370
Gross profit	708,167	600,899	1,311,393	1,127,516
Operating expenses:
Research and development(3)	89,409	90,053	177,012	159,649
Sales and marketing	357,720	303,185	633,457	517,753
General and administrative(4)	92,391	103,825	187,331	191,336
Total operating expenses	539,520	497,063	997,800	868,738
Operating income	168,647	103,836	313,593	258,778
Interest expense, net	(13,765)	(14,844)	(26,394)	(29,566)
Other income, net	26,003	689	39,219	3,937
Income before income taxes	180,885	89,681	326,418	233,149
Provision for income taxes	41,287	21,633	68,985	55,489
Net income	$139,598	$68,048	$257,433	$177,660
Net income per share, basic	$0.99	$0.49	$1.83	$1.27
Net income per share, diluted	$0.98	$0.48	$1.81	$1.26
Weighted-average number of shares used in computing net income per share, basic	141,044,315	139,888,497	140,834,338	139,668,527
Weighted-average number of shares used in computing net income per share, diluted	141,871,399	140,924,298	142,031,280	140,813,662

(1) Including amounts associated with related parties of $3,818 and $1,402 for the three months ended June 30, 2025 and 2024, respectively; and $8,602 and $2,350 for the six months ended June 30, 2025 and 2024, respectively.
(2) Including amounts associated with related parties of $25,927 and $64,456 for the three months ended June 30, 2025 and 2024, respectively; and $53,404 and $132,152 for the six months ended June 30, 2025 and 2024, respectively.
(3) Including amounts associated with related parties of $(1,587) and $322 for the three months ended June 30, 2025 and 2024, respectively; and $(3,244) and $740 for the six months ended June 30, 2025 and 2024, respectively.
(4) Including amounts associated with related parties of $(737) and $(750) for the three months ended June 30, 2025 and 2024, respectively; and $(1,487) and $(1,500) for the six months ended June 30, 2025 and 2024, respectively.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SHARKNINJA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Net income	$139,598	$68,048	$257,433	$177,660
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	18,783	1,252	26,659	(2,122)
Unrealized gain (loss) on derivative instruments, net	919	(3,599)	6,943	(1,729)
Comprehensive income	$159,300	$65,701	$291,035	$173,809

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SHARKNINJA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands, except share data)
(unaudited)

	Three Months Ended June 30, 2025
					Accumulated Other Comprehensive Income (Loss)
			Additional Paid-in Capital			Total Shareholders' Equity
	Ordinary shares			Retained Earnings
	Shares	Amount
Balance as of March 31, 2025	141,041,197	$14	$1,008,739	$1,026,859	$2,621	$2,038,233
Share-based compensation	—	—	10,928	—	—	10,928
Vesting of restricted stock units, net of shares withheld for taxes	9,934	—	(788)	—	—	(788)
Other comprehensive income, net of tax	—	—	—	—	19,702	19,702
Net income	—	—	—	139,598	—	139,598
Balance as of June 30, 2025	141,051,131	$14	$1,018,879	$1,166,457	$22,323	$2,207,673

	Three Months Ended June 30, 2024
					Accumulated Other Comprehensive Income (Loss)
			Additional Paid-in Capital			Total Shareholders' Equity
	Ordinary shares			Retained Earnings
	Shares	Amount
Balance as of March 31, 2024	139,818,810	$14	$996,159	$579,931	$(2,534)	$1,573,570
Share-based compensation	—	—	14,130	—	—	14,130
Vesting of restricted stock units, net of shares withheld for taxes	117,436	—	(7,358)	—	—	(7,358)
Other comprehensive loss, net of tax	—	—	—	—	(2,347)	(2,347)
Net income	—	—	—	68,048	—	68,048
Balance as of June 30, 2024	139,936,246	$14	$1,002,931	$647,979	$(4,881)	$1,646,043

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

 SHARKNINJA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands, except share data)
(unaudited)

	Six Months Ended June 30, 2025
					Accumulated Other Comprehensive Income (Loss)
			Additional Paid-in Capital			Total Shareholders' Equity
	Ordinary shares			Retained Earnings
	Shares	Amount
Balance as of December 31, 2024	140,347,436	$14	$1,038,213	$909,024	$(11,279)	$1,935,972
Share-based compensation	—	—	22,478	—	—	22,478
Vesting of restricted stock units, net of shares withheld for taxes	589,168	—	(49,237)	—	—	(49,237)
Shares issued under employee stock purchase plan	114,527	—	7,425	—	—	7,425
Other comprehensive income, net of tax	—	—	—	—	33,602	33,602
Net income	—	—	—	257,433	—	257,433
Balance as of June 30, 2025	141,051,131	$14	$1,018,879	$1,166,457	$22,323	$2,207,673

	Six Months Ended June 30, 2024
					Accumulated Other Comprehensive Income (Loss)
			Additional Paid-in Capital			Total Shareholders' Equity
	Ordinary shares			Retained Earnings
	Shares	Amount
Balance as of December 31, 2023	139,083,369	$14	$1,009,590	$470,319	$(1,030)	$1,478,893
Share-based compensation	—	—	33,556	—	—	33,556
Vesting of restricted stock units, net of shares withheld for taxes	852,877	—	(40,215)	—	—	(40,215)
Other comprehensive loss, net of tax	—	—	—	—	(3,851)	(3,851)
Net income	—	—	—	177,660	—	177,660
Balance as of June 30, 2024	139,936,246	$14	$1,002,931	$647,979	$(4,881)	$1,646,043

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SHARKNINJA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(unaudited)
	Six Months Ended June 30,
	2025	2024
Cash flows from operating activities:
Net income	$257,433	$177,660
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	67,017	57,042
Share-based compensation	22,478	33,556
Provision for credit losses	3,382	2,525
Provision for excess and obsolete inventory	7,364	—
Non-cash lease expense	9,918	9,210
Deferred income taxes, net	(21,324)	(17,469)
Other	2,074	989
Changes in operating assets and liabilities:
Accounts receivable(1)	(8,837)	(100,560)
Inventories	(124,722)	(142,310)
Prepaid expenses and other assets	(111,098)	(53,040)
Accounts payable(2)	(61,222)	47,026
Tax payable	(6,556)	(9,848)
Operating lease liabilities	(5,300)	(3,236)
Accrued expenses and other liabilities	(94,545)	(21,476)
Net cash used in operating activities	(63,938)	(19,931)
Cash flows from investing activities:
Purchase of property and equipment	(60,093)	(53,801)
Purchase of intangible asset	(3,007)	(4,761)
Capitalized internal-use software development	(1,315)	(654)
Net cash used in investing activities	(64,415)	(59,216)
Cash flows from financing activities:
Repayment of debt	(20,250)	(10,125)
Net proceeds from borrowings under revolving credit facility	—	115,000
Net ordinary shares withheld for taxes upon issuance of restricted stock units	(49,237)	(40,215)
Proceeds from shares issued under employee stock purchase plan	7,425	—
Net cash (used in) provided by financing activities	(62,062)	64,660
Effect of exchange rates changes on cash	14,975	(1,436)
Net decrease in cash and cash equivalents	(175,440)	(15,923)
Cash and cash equivalents at beginning of period	363,669	154,061
Cash and cash equivalents at end of period	$188,229	$138,138
Supplemental disclosures of noncash investing and financing activities:
Purchase of property and equipment accrued and not yet paid	$7,721	$2,162
Unrealized gain (loss) on cash flow hedges	7,302	(3,902)

(1) Including changes in related party balances of $(2,952) and $(557) for the six months ended June 30, 2025 and 2024, respectively.
(2) Including changes in related party balances of $(13,141) and $(36,826) for the six months ended June 30, 2025 and 2024, respectively.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SHARKNINJA, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. Organization and Description of Business

SharkNinja, Inc. (the “Company”) is a global product design and technology company that creates innovative lifestyle product solutions across multiple sub-categories, including Cleaning Appliances, Cooking and Beverage Appliances, Food Preparation Appliances and Beauty and Home Environment Appliances products under the brands of “Shark” and “Ninja.” SharkNinja is headquartered in Needham, Massachusetts, and distributes products throughout North America, Europe, and other select international markets.

SharkNinja, Inc. was incorporated in the Cayman Islands on May 17, 2023 as a wholly-owned subsidiary of JS Global Lifestyle Company Limited (“JS Global” or the “Former Parent”). The Company was formed for the purpose of completing the listing of the Company on the New York Stock Exchange (“NYSE”) and related transactions to carry on the business of SharkNinja Global SPV, Ltd., and its subsidiaries.

SharkNinja Global SPV, Ltd. was incorporated in 2017 as a wholly-owned subsidiary of JS Global. Prior to July 28, 2023, SharkNinja Global SPV, Ltd. operated as a combination of wholly-owned businesses of JS Global, which is a listed entity on the Hong Kong Stock Exchange.

On July 30, 2023, in connection with (1) the separation (the “separation”) of the Company from JS Global and (2) the distribution to the holders of JS Global ordinary shares of all of JS Global’s equity interest in SharkNinja Global SPV, LTD. in the form of a dividend of the Company’s ordinary shares, JS Global contributed all outstanding shares of SharkNinja Global SPV, Ltd. to SharkNinja, Inc. in exchange for shares of SharkNinja, Inc. On July 31, 2023, JS Global distributed 138,982,872 ordinary shares of SharkNinja, Inc. to the holders of JS Global ordinary shares and SharkNinja, Inc. began trading on the NYSE.

SharkNinja Global SPV, Ltd. prior to the separation and distribution, together with SharkNinja, Inc. and its subsidiaries subsequent to the separation and distribution are herein referred to as “SharkNinja” or the “Company”.

2. Summary of Significant Accounting Policies

Basis of Presentation

The condensed consolidated financial statements that accompany these notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of SharkNinja, Inc. and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

The condensed consolidated balance sheet as of December 31, 2024 was derived from the audited consolidated financial statements as of that date, but does not include all of the disclosures, including certain notes required by U.S. GAAP on an annual reporting basis. Certain information and note disclosures normally included in the financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations of the Securities and Exchange Commission (“SEC”). Therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto as of and for the year ended December 31, 2024.

In management’s opinion, the unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s financial position as of June 30, 2025 and the Company’s condensed consolidated statements of income, comprehensive income, and shareholders’ equity for the three and six months ended June 30, 2025 and 2024 and cash flows for the six months ended June 30, 2025 and 2024. The results for the three and six months ended June 30, 2025 are not necessarily indicative of the operating results expected for the year ended December 31, 2025 or any future operating periods.

The Company has identified the significant accounting policies that are critical to understanding its business and results of operations. There have been no significant changes during the six months ended June 30, 2025 to the significant accounting policies disclosed in the Company’s audited consolidated financial statements and related notes thereto as of and for the year ended December 31, 2024 within the Form 20-F filed on March 31, 2025.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of net sales and expenses during the reporting periods and accompanying notes. Significant items subject to such estimates and assumptions include but are not limited to variable consideration for returns, sales rebates and discounts, the allowance for credit losses, reserve for product warranties, the fair value of financial assets and liabilities including the accounting and fair value of derivatives, valuation of inventory, the fair value of acquired intangible assets and goodwill, the useful lives of acquired intangible assets, determination of incremental borrowing rate for leases, share-based compensation, including probability of the attainment of awards with performance conditions and grant-date fair value of awards with market conditions, and the valuation of deferred tax assets and uncertain tax positions. Actual results could differ from those estimates.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, accounts receivable, and forward contracts. The Company maintains its cash and cash equivalents with high-quality financial institutions, the composition and maturities of which are regularly monitored by the Company.

The Company has outstanding accounts receivable balances with retailers, distributors and direct-to-consumer (“DTC”) customers. The Company is exposed to credit risk in the event of nonpayment by customers to the extent of the amounts recorded in the condensed consolidated balance sheets. The Company extends different levels of credit to customers, without requiring collateral deposits, and when necessary, maintains reserves for potential credit losses based upon the expected collectability of accounts receivable. The Company manages credit risk related to its customers by performing periodic evaluations of credit worthiness and applying other credit risk monitoring procedures.

The Company sells a significant portion of its products through retailers and, as a result, maintains individually significant receivable balances with these parties. If the financial condition or operations of these retailers deteriorates substantially, the Company’s operating results could be adversely affected.

The following table summarizes the Company’s customers that represented 10% or more of accounts receivable, net:

	As of
	June 30, 2025	December 31, 2024
Customer A	29.0%	29.1%
Customer B	10.9	*
 * Represents less than 10%

The following table summarizes the Company’s customers that represented 10% or more of net sales:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Customer A	25.4%	24.0%	22.2%	21.2%
Customer B	12.5	10.4	11.0	11.0
Customer C	11.2	12.6	12.0	13.5

Accounts Receivable, Net

Accounts receivable are presented net of allowance for credit losses and allowance for chargebacks. Accounts receivable are presented net of liabilities when a right of setoff exists. The Company determined the allowance for customer incentives and allowance for sales returns should be recorded as a liability.

The Company maintains an allowance related to customer incentives based on specific terms and conditions included in the customer agreements or based on historical experience and the Company’s expectation of discounts.

The Company maintains an allowance for credit losses to provide for the estimated amount of receivables that will not be collected. To estimate the allowance for credit losses the Company applied the loss-rate method using relevant available information including historical write-off activity, current conditions and reasonable and supportable forecasts. The allowance for credit losses is measured on a pooled basis when similar risk characteristics exist. When assessing whether to measure certain financial assets on a pooled basis, the Company considered various risk characteristics, including geographic location and industry of the customer.

Expected credit losses are estimated over the contractual term of the financial assets. Write-offs of accounts receivable are recorded to the allowance for credit losses. Any subsequent recoveries of previously written off balances are recorded as a reduction to credit loss expense.

Below is a rollforward of the Company’s allowance for credit losses:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024

	(in thousands)
Beginning balance	$10,480	$11,142	$7,856	$8,225
Provision for credit losses	204	(479)	3,382	2,525
Write-offs and other adjustments	(6,122)	(2,971)	(6,676)	(3,058)
Ending balance	$4,562	$7,692	$4,562	$7,692

Disaggregation of Net Sales

The following table summarizes net sales by region based on the billing address of customers:

	Three Months Ended June 30,				Six Months Ended June 30,
	2025		2024		2025		2024
	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales
	(in thousands, except percentages)
Domestic(1)	$988,453	68.4%	$869,266	69.6%	$1,833,541	68.7%	$1,603,485	69.3%
International(2)	456,423	31.6	379,392	30.4	833,973	31.3	711,401	30.7
Total net sales	$1,444,876	100.0%	$1,248,658	100.0%	$2,667,514	100.0%	$2,314,886	100.0%

(1) Domestic consists of net sales in the United States and Canada. Net sales from the United States represented 63.7% and 64.3% of total net sales for the three months ended June 30, 2025 and 2024, respectively; and 63.6% and 64.1% of total net sales for the six months ended June 30, 2025 and 2024, respectively.
(2) Net sales from the United Kingdom represented 14.9% and 16.3% of total net sales for the three months ended June 30, 2025 and 2024, respectively; and 15.0% and 17.8% of total net sales for the six months ended June 30, 2025 and 2024, respectively.

The following table presents net sales by brand:

	Three Months Ended June 30,				Six Months Ended June 30,
	2025		2024		2025		2024
	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales
	(in thousands, except percentages)
Shark	$674,371	46.7%	$604,471	48.4%	$1,253,680	47.0%	$1,136,020	49.1%
Ninja	770,505	53.3	644,187	51.6	1,413,834	53.0	1,178,866	50.9
Total net sales	$1,444,876	100.0%	$1,248,658	100.0%	$2,667,514	100.0%	$2,314,886	100.0%

The following table presents net sales by product category:

	Three Months Ended June 30,				Six Months Ended June 30,
	2025		2024		2025		2024
	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales

	(in thousands, except percentages)
Cleaning Appliances	$501,479	34.7%	$466,115	37.3%	$942,903	35.3%	$888,035	38.4%
Cooking and Beverage Appliances	365,718	25.3	379,277	30.4	711,655	26.7	708,918	30.6
Food Preparation Appliances	404,787	28.0	264,911	21.2	702,179	26.3	469,948	20.3
Beauty and Home Environment Appliances	172,892	12.0	138,355	11.1	310,777	11.7	247,985	10.7
Total net sales	$1,444,876	100.0%	$1,248,658	100.0%	$2,667,514	100.0%	$2,314,886	100.0%

Warranty Costs

The Company accrues the estimated cost of product warranties at the time it recognizes net sales and records warranty expense to cost of goods sold. The Company’s standard warranty provides for repair or replacement of the associated products during the warranty period. The amount of the provision for the warranties is estimated based on sales volume and past experience of the level of repairs and returns. If actual product failure rates or repair costs differ from estimates, revisions to the estimated warranty obligation may be required.

Product warranty liabilities and changes were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024

	(in thousands)
Beginning balance	$24,612	$25,428	$26,955	$28,090
Accruals for warranties issued	14,015	9,673	24,111	15,953
Settlements made	(6,460)	(7,875)	(18,899)	(16,817)
Ending balance	$32,167	$27,226	$32,167	$27,226

Segment Information

The Company operates in one operating and reportable segment. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker (“CODM”), who is the Company’s chief executive officer (“CEO”).

The segment derives revenues from customers through the Company’s small household appliances, which are sold under two brands: Shark and Ninja.

The accounting policies of the single segment are the same as those described in the summary of significant accounting policies. The CODM assesses performance and decides how to allocate resources and how to allocate resources based on consolidated net income. The measure of segment assets is reported on the balance sheet as total consolidated assets.

Net sales by geographical region can be found in the disaggregation of net sales in Note 2 above. The following table presents the Company’s property and equipment, net of depreciation and amortization, by geographic region:

	As of
	June 30, 2025	December 31, 2024

	(in thousands)
United States	$63,912	$66,858
China	115,413	112,988
Rest of World	33,446	31,618
Total property and equipment, net	$212,771	$211,464

The CODM uses consolidated net income to evaluate the overall financial performance of the Company. The focus is on revenue performance as well as on comparing actual functional spend categories to forecast and, occasionally, prior-year results to assess variances and trends. Decisions regarding resource allocation are primarily made during the annual budget planning process and augmented as needed throughout the year.

The following table presents selected financial information with respect to the Company’s single operating segment:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024

	(in thousands)
Net sales	$1,444,876	$1,248,658	$2,667,514	$2,314,886
Less:
Cost of sales	736,709	647,759	1,356,121	1,187,370
Advertising expenses and consumer insight initiatives	163,821	153,831	257,836	237,222
Personnel expenses(1)	140,979	114,599	280,975	208,295
Delivery and distribution expenses	98,834	84,557	189,008	155,666
Professional service expenses(2)	31,410	42,184	65,722	71,133
Merchant and processing fees	20,762	16,569	40,386	32,392
Facilities and technology support costs	20,698	15,218	42,627	28,016
Depreciation and amortization expenses(3)	17,196	14,583	33,953	28,427
Prototypes and testing expenses	13,651	15,291	24,138	24,262
Transaction-related costs(4)	—	—	—	1,342
Other segment items(5)	32,169	40,231	63,155	81,983
Interest expense, net	13,765	14,844	26,394	29,566
Other income	(26,003)	(689)	(39,219)	(3,937)
Provision for income taxes	41,287	21,633	68,985	55,489
Segment net income	$139,598	$68,048	$257,433	$177,660
Reconciliation of profit or loss
Adjustments and reconciling items	—	—	—	—
Consolidated net income	$139,598	$68,048	$257,433	$177,660

(1)Excludes shared-based compensation, a non-cash expense related to awards issued from the SharkNinja Equity Incentive Plan. These costs have been excluded from personnel expenses and reclassified to other segment items, as they are not presented to or reviewed by the CODM.

(2)Excludes litigation costs incurred and related settlements for certain patent infringement claims, false advertising claims against us, and product safety concerns, excludes certain costs incurred related to the secondary offering transactions, and costs incurred related to the voluntary product recall. These costs have been excluded from professional service expenses and reclassified to other segment items or transaction-related costs, as they are not presented to or reviewed by the CODM.

(3)Excludes amortization of acquired intangible assets that the Company does not consider normal recurring operating expenses, as the intangible assets relate to JS Global’s acquisition of our business. These costs have been excluded from depreciation and amortization expenses and reclassified to other segment items, as they are not presented to or reviewed by the CODM.

(4)Represents certain costs incurred related to the secondary offering transactions.

(5)Other segment items include travel expenses, commissions, miscellaneous expenses and the expenses listed in Notes 1 through 3 above.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures, which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. The standard is effective for annual periods beginning after December 15, 2024, and may be applied prospectively or retrospectively. The Company is currently evaluating the impact this ASU may have on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires incremental disclosures about specific expense categories, including but not limited to, purchases of inventory, employee compensation, depreciation, amortization and selling expenses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted and the amendments may be applied either prospectively or retrospectively. Management is currently evaluating this ASU to determine its impact on the Company's disclosures.

3. Condensed Consolidated Balance Sheet Components

Property and Equipment, Net

Property and equipment, net consisted of the following:

	As of
	June 30, 2025	December 31, 2024

	(in thousands)
Molds and tooling	$292,602	$267,756
Displays	73,926	64,960
Computer and software	57,574	53,565
Leasehold improvements	44,293	42,711
Equipment	21,365	19,826
Furniture and fixtures	19,613	17,694
Total property and equipment	509,373	466,512
Less: accumulated depreciation and amortization	(300,197)	(266,800)
Construction in progress	3,595	11,752
Property and equipment, net	$212,771	$211,464

Depreciation expense was $28.9 million and $23.3 million for the three months ended June 30, 2025 and 2024, respectively, and $54.8 million and $45.3 million for the six months ended June 30, 2025 and 2024, respectively.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	As of
	June 30, 2025	December 31, 2024

	(in thousands)
Other receivables	$58,460	$68,145
Prepaid taxes	46,268	27,073
Prepaid expenses	17,653	10,705
Prepaid media	7,051	8,085
Sales and other tax receivable	61,154	—
Prepaid expenses and other current assets	$190,586	$114,008

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of
	June 30, 2025	December 31, 2024

	(in thousands)
Accrued customer incentives	$268,587	$291,384
Accrued expenses	147,211	177,573
Accrued compensation and benefits	78,064	109,156
Accrued returns	84,388	86,557
Accrued delivery and distributions	73,992	52,711
Accrued warranty	32,167	26,955
Accrued advertising	12,198	20,779
Sales and other tax payable	696	20,318
Accrued professional fees	11,161	18,451
Operating lease liabilities, current	22,962	18,133
Derivative liabilities	—	66
Other	35,204	19,446
Accrued expenses and other current liabilities	$766,630	$841,529

4. Fair Value Measurements

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2025:

	June 30, 2025
	Fair Value	Level 1	Level 2	Level 3

	(in thousands)
Financial assets:
Money market funds included in cash and cash equivalents	$1,058	$1,058	$—	$—
Total financial assets	$1,058	$1,058	$—	$—

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2024:

	December 31, 2024
	Fair Value	Level 1	Level 2	Level 3

	(in thousands)
Financial assets:
Money market funds included in cash and cash equivalents	$581	$581	$—	$—
Total financial assets	$581	$581	$—	$—
Financial liabilities:
Derivatives designated as hedging instruments:
Forward contracts included in accrued expenses and other current liabilities (Note 5)	$66	$—	$66	$—
Total financial liabilities	$66	$—	$66	$—

The Company classifies its money market funds within Level 1 because they are valued using quoted prices in active markets. The Company classifies its derivative financial instruments within Level 2 because they are valued using inputs other than quoted prices which are directly or indirectly observable in the market, including readily-available pricing sources for the identical underlying security which may not be actively traded. The Company had no remaining Level 2 derivative financial instruments as of June 30, 2025.

5. Derivative Financial Instruments and Hedging

Notional Amount of Forward Contracts

The gross notional amounts of the Company’s forward contracts are USD denominated. The notional amounts of outstanding forward contracts in USD as of the periods presented were as follows:

	As of
	June 30, 2025	December 31, 2024

	(in thousands)
Derivatives designated as hedging instruments:
Forward contracts	$—	$48,472
Total derivative instruments	$—	$48,472

Effect of Forward Contracts on Accumulated Other Comprehensive Income

The following table represents the unrealized (losses) gains of forward contracts that were designated as hedging instruments, net of tax effects, that were recorded in accumulated other comprehensive income as of June 30, 2025 and 2024, and their effect on other comprehensive income for the three and six months ended June 30, 2025 and 2024:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024

	(in thousands)
Beginning balance	$(2,239)	$(303)	$(8,263)	$(2,173)
Amount of net losses recorded in accumulated other comprehensive income	(295)	(3,448)	(850)	(415)
Amount of net gains (losses) reclassified from accumulated other comprehensive income to earnings	1,214	(151)	7,793	(1,314)
Ending balance	$(1,320)	$(3,902)	$(1,320)	$(3,902)

6. Intangible Assets, Net and Goodwill

Intangible Assets, Net

Intangible assets consisted of the following as of June 30, 2025:

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted-Average Remaining Useful Life

	(in thousands)			(in years)
Intangible assets subject to amortization:
Customer relationships	$143,083	$(123,210)	$19,873	1.3
Patents	72,249	(33,711)	38,538	7.3
Developed technology	22,636	(9,955)	12,681	6.5
Total intangible assets subject to amortization	$237,968	$(166,876)	$71,092
Intangible assets not subject to amortization:
Trade name and trademarks	$386,444	$—	$386,444	Indefinite
Total intangible assets, net	$624,412	$(166,876)	$457,536

Intangible assets consisted of the following as of December 31, 2024:

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted-Average Remaining Useful Life

	(in thousands)			(in years)
Intangible assets subject to amortization:
Customer relationships	$143,083	$(115,261)	$27,822	1.8
Patents	66,209	(30,448)	35,761	7.1
Developed technology	22,245	(8,832)	13,413	7.0
Total intangible assets subject to amortization	$231,537	$(154,541)	$76,996
Intangible assets not subject to amortization:
Trade name and trademarks	$385,682	$—	$385,682	Indefinite
Total intangible assets, net	$617,219	$(154,541)	$462,678

Amortization expenses for intangible assets were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024

	(in thousands)
Research and development	$2,120	$1,910	$4,238	$3,824
Sales and marketing	3,974	3,974	7,949	7,949
Total amortization expenses	$6,094	$5,884	$12,187	$11,773

The expected future amortization expenses related to the intangible assets as of June 30, 2025 were as follows:

Amount
(in thousands)
Years ending December 31,
Remainder of 2025	$12,607
2026	21,111
2027	8,264
2028	5,495
2029	5,473
Thereafter	18,142
Total	$71,092

7. Debt

On July 20, 2023, the Company entered into a credit agreement (“2023 Credit Agreement”) with Bank of America, N.A., as administrative agent, and certain banks and financial institutions party thereto as lenders and issuing banks. The 2023 Credit Agreement provides for an $810.0 million term loan facility (the “2023 Term Loans”) and a $500.0 million revolving credit facility (“2023 Revolving Facility”). The 2023 Term Loans and 2023 Revolving Facility mature in July 2028, and both facilities bear interest at the Secured Overnight Financing Rate (“SOFR”) plus 1.75%. All SOFR borrowings under the 2023 Credit Agreement also incur a 0.1% credit adjustment. The Company has the ability to borrow in certain alternative currencies under the 2023 Credit Agreement. Alternative currency loans are priced using an Alternative Currency Term Rate plus any applicable spread adjustments. The Company may request increases to the 2023 Term Loans or 2023 Revolving Facility in a maximum aggregate amount not to exceed the greater of $520.0 million or 100% of adjusted earnings before interest, taxes, depreciation, and amortization, as defined in the 2023 Credit Agreement, for the most recently completed fiscal year.

No amounts were outstanding on the 2023 Revolving Facility as of December 31, 2024. During the six months ended June 30, 2025, there were $300.0 million in draw downs on the 2023 Revolving Facility, which were all repaid during the period. No amounts were outstanding on the 2023 Revolving Facility as of June 30, 2025. As of June 30, 2025, $10.9 million of letters of credit were outstanding, resulting in an available balance of $489.1 million under the 2023 Revolving Facility.

The Company is required to meet certain financial covenants customary with this type of agreement, including, but not limited to, maintaining a maximum ratio of indebtedness and a minimum specified interest coverage ratio. As of June 30, 2025, the Company was in compliance with the covenants under the 2023 Credit Agreement.

The obligations of the loan parties under the 2023 Credit Agreement with respect to the 2023 Term Loans and 2023 Revolving Facility are secured by (i) equity interests owned by the loan parties in each other loan party and in certain of the Company’s wholly-owned domestic restricted subsidiaries and (ii) substantially all assets of the domestic loan parties (subject to certain customary exceptions). In addition, subject to certain customary exceptions, these obligations are guaranteed by (i) the Company, (ii) each subsidiary of the Company that directly or indirectly owns a borrower and (iii) each other direct and indirect wholly-owned domestic restricted subsidiary of the Company.

Debt consisted of the following:

	As of
	June 30, 2025	December 31, 2024

	(in thousands)
2023 Term Loans with principal payments due quarterly; final balance due on maturity date of July 20, 2028	$759,375	$779,625
Less: deferred financing costs	(3,564)	(4,142)
Total debt, net of deferred financing costs	755,811	775,483
Less: debt, current	(39,344)	(39,344)
Debt, noncurrent	$716,467	$736,139

Aggregate maturities on debt (excluding the 2023 Revolving Facility) as of June 30, 2025 were as follows:

Amount
(in thousands)
Years ending December 31,
Remainder of 2025	$20,250
2026	40,500
2027	40,500
2028	658,125
Total future principal payments	$759,375

The Company recognizes and records interest expense related to its term loans in interest expense, net, which totaled $13.9 million and $15.8 million for the three months ended June 30, 2025 and 2024, respectively, and $27.5 million and $31.4 million for the six months ended June 30, 2025 and 2024, respectively.

8. Commitments and Contingencies

Non-Cancelable Purchase Obligations

In the normal course of business, the Company enters into non-cancelable purchase commitments, including marketing and endorsement agreements. Certain of these agreements extend over terms of up to five years, with payments required in varying installments over the term. As of June 30, 2025, the Company has remaining obligations associated with marketing and endorsement agreements with original terms greater than 12 months totaling $22.3 million, which are payable in a combination of cash and ordinary shares of SharkNinja, Inc., as follows:

Amount
(in thousands)
Years ending December 31,
Remainder of 2025	$2,738
2026	6,300
2027	6,150
2028	6,150
2029	1,000
Total	$22,338

On July 15, 2025 the Company entered into a five‑year, non‑cancelable marketing and endorsement agreement with a well‑known public figure, requiring total cash payments of $36.5 million through December 31, 2030. As this agreement was executed subsequent to the balance sheet date, it is not reflected in the June 30, 2025 financial statements. The Company will recognize the related costs over the term of the agreement. This agreement represents a material future commitment and will be disclosed in subsequent reporting periods.

Indemnifications and Contingencies

The Company enters into indemnification provisions under certain agreements with other parties in the ordinary course of business. In its customer agreements, the Company has agreed to indemnify, defend and hold harmless the indemnified party for third-party claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party intellectual property infringement claims. For certain large or strategic customers, the Company has agreed to indemnify, defend and hold harmless the indemnified party for non-compliance with certain additional representations and warranties made by the Company.

Legal Proceedings

From time to time, the Company may be involved in various legal proceedings arising from the normal course of business activities, including certain patent infringement claims, false advertising claims against us, and product safety concerns. The Company investigates these claims as they arise. In the opinion of management, the amount of ultimate loss with respect to any current legal proceedings and claims, if determined adversely to the Company, will not have a material adverse effect on its business, financial condition and results of operation.

Product Recall

In May 2025, the Company announced a voluntary recall of the Ninja Foodi OP300 series pressure cooker in cooperation with the U.S. Consumer Product Safety Commission and Health Canada. As a result, the Company recorded a liability for the estimated cost of recall remedies for consumers of $3.3 million which are included within accrued expenses and other current liabilities on our condensed consolidated balance sheet as of June 30, 2025. Estimating the cost of recall remedies required judgment and is primarily based on expected consumer participation rates and the estimated cost of the new lid design. Additionally, the Company expects to incur other indirect costs related to the recall, such as legal fees, website costs to allow consumers to respond to the recall, and costs to handle consumer inquiries. The Company will reevaluate these assumptions each period, and the related accruals may be adjusted when factors indicate that the accrual is either not sufficient to cover or exceeds the estimated product recall expenses.

9. Shareholders' Equity and Equity Incentive Plan

Restricted Share Units

SharkNinja Equity Incentive Plan

On July 28, 2023, the Company’s board of directors adopted the 2023 Equity Incentive Plan (the “2023 Plan”) to grant cash and equity incentive awards to eligible participants in order to attract, motivate and retain talent. The 2023 Plan provides for the issuance of stock options, share appreciation rights, restricted stock awards, restricted stock units (“RSUs”), performance awards and other awards. The 2023 Plan initially made 13,898,287 ordinary shares available for future award grants.

The 2023 Plan contains an evergreen provision whereby the shares available for future grants are increased on the first day of each calendar year from January 1, 2025 through and including January 1, 2033. On January 1, 2025, 842,084 additional ordinary shares were registered as a result of this evergreen provision. As of June 30, 2025, 10,214,509 ordinary shares were available for future grant under the 2023 Plan. Shares or RSUs forfeited, and unexercised stock option lapses from the 2023 Plan are available for future grant under the 2023 Plan.

RSU activities for the six months ended June 30, 2025 for RSUs granted under the 2023 Plan to the Company's employees were as follows:

	Number of Shares	Weighted Average Grant Date Fair Value per share
Unvested as of December 31, 2024	2,169,401	$35.71
Granted	181,217	$85.16
Vested	(1,060,676)	$33.96
Cancelled/Forfeited	(108,592)	$42.28
Unvested as of June 30, 2025	1,181,350	$44.26

RSUs granted for the six months ended June 30, 2025 under the 2023 Plan were 181,217, of which 100,120 RSUs were granted with service-only conditions and 81,097 performance-based RSUs were granted with vesting conditions tied to the achievement of certain performance growth metrics, such as net sales, gross profit and operating cash flow.

Employee Stock Purchase Plan

On July 28, 2023, the board of directors approved the 2023 Employee Share Purchase Plan (the “ESPP”). A maximum of 1% of the Company’s outstanding ordinary shares (or 1,389,828 shares) were made available for sale under the ESPP. The ESPP contains an evergreen provision whereby the shares available for sale will automatically increase on the first day of each calendar year from January 1, 2025 through and including January 1, 2033, in an amount equal to the lesser of (i) 0.15% of the total number of shares of the Company’s ordinary shares outstanding on December 31 of the preceding year; (ii) 300,000 shares; or (iii) such lesser number of shares as determined by the board at any time prior to the first day of a given calendar year. On January 1, 2025, 210,521 additional ordinary shares were registered as a result of this evergreen provision. As of June 30, 2025, 1,350,958 ordinary shares were available for future grant under the ESPP Plan. The ESPP provides for six-month offering periods during which the Company will grant rights to purchase ordinary shares to eligible employees. The first offering period began in February 2024. During the six months ended June 30, 2025, there were 114,527 shares purchased under the ESPP. There were no shares purchased under the ESPP during the six months ended June 30, 2024. As of June 30, 2025, total unrecognized share-based compensation was $0.4 million, which is to be recognized over a weighted-average remaining period of 0.1 years.

Share-Based Compensation

The share-based compensation by line item in the accompanying condensed consolidated statements of income is summarized as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024

	(in thousands)
Research and development	$1,867	$2,286	$4,776	$5,785
Sales and marketing	4,634	2,135	7,172	4,707
General and administrative	4,427	9,709	10,530	23,064
Total share-based compensation	$10,928	$14,130	$22,478	$33,556

As of June 30, 2025, the Company had $26.4 million unrecognized share-based compensation cost related to RSUs granted under the 2023 Plan that will be recognized over a weighted average period of 0.7 years. Of this unrecognized share-based compensation cost, $13.4 million related to RSUs granted under the 2023 Plan with performance conditions.

For those RSUs with service conditions, performance conditions or a combination of both, the grant date fair value was measured based on the quoted price of our ordinary shares at the date of grant. The weighted average grant date fair value of these awards for the six months ended June 30, 2025 was $85.16 per share.

The total grant-date fair value of RSUs vested during the six months ended June 30, 2025 was $36.0 million.

10. Income Taxes

The Company recorded a provision for income taxes of $41.3 million and $21.6 million for the three months ended June 30, 2025 and 2024, respectively, and $69.0 million and $55.5 million for the six months ended June 30, 2025 and 2024, respectively. The Company’s effective tax rate (“ETR”) was 22.8% and 24.1% for the three months ended June 30, 2025 and 2024, respectively, and 21.1% and 23.8% for the six months ended June 30, 2025 and 2024, respectively. This decrease in the ETR for both the three and six months ended June 30, 2025 and 2024 was primarily driven by the impact of share-based compensation.

The United States signed legislation known generally as the “One Big Beautiful Bill Act” (“OBBBA”) into law on July 4, 2025, which is considered the enactment date under U.S. GAAP. Key corporate tax provisions applicable to the Company include the restoration of 100% bonus depreciation, immediate expensing for domestic research and experimental expenditures, changes to Section 163(j) interest limitations, and updates to foreign-derived intangible income (“FDII”) rules. In accordance with ASC 740, the effects of the new tax law will be recognized in the period of enactment. The Company is currently evaluating the impact of the OBBBA, and does not expect it to be material to our financial statements.

11. Net Income Per Share

The following table sets forth the computation of basic and diluted net income per share for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024

	(in thousands, except share and per share data)
Numerator:
Net income	$139,598	$68,048	$257,433	$177,660
Denominator:
Weighted-average shares used in computing net income per share, basic	141,044,315	139,888,497	140,834,338	139,668,527
Dilutive effect of RSUs	827,084	1,035,801	1,196,942	1,145,135
Weighted-average shares used in computing net income per share, diluted	141,871,399	140,924,298	142,031,280	140,813,662
Net income per share, basic	$0.99	$0.49	$1.83	$1.27
Net income per share, diluted	$0.98	$0.48	$1.81	$1.26

12. Related Party Transactions

Transactions with JS Global

Prior to the separation, the Company operated as part of JS Global’s broader corporate organization rather than as a stand-alone public company and engaged in various transactions with JS Global entities. Following the separation and distribution, JS Global continues to be a related party due to a common significant shareholder and board member of both the Company and JS Global. Our arrangements with JS Global entities and/or other related persons or entities as of the separation are described below.

Supplier Agreements

The Company historically relied on a JS Global purchasing office entity to source finished goods on the Company’s behalf and to provide certain procurement and quality control services. Additionally, the Company purchases certain finished goods directly from a subsidiary of JS Global. Finished goods purchased by the Company from JS Global entities amounted to $23.5 million and $51.3 million for the three months ended June 30, 2025 and 2024, respectively, and $48.6 million and $107.1 million for the six months ended June 30, 2025 and 2024, respectively.

Sourcing Services Agreement

In connection with the separation, the Company entered into a sourcing services agreement with JS Global. Pursuant to the agreement, the Company procures products from certain suppliers in the Asia-Pacific region (“APAC”), and JS Global provides coordination, process management and relationship management support to us with respect to such suppliers. The Company retains the right to procure such products and services from third parties. The Company pays JS Global a service fee based on the aggregate amount of products procured by the Company from such suppliers managed by JS Global under the agreement. The Sourcing Services Agreement has a term commencing July 28, 2023 and ending on July 31, 2025. The Company will pay JS Global the following: (i) for the period July 28, 2023 to June 30, 2024, an amount equal to 4% of the procurement amount during such period; and (ii) for the period from July 1, 2024 until December 31, 2024, an amount equal to 2% of the procurement amount during such period; and (iii) for the period from January 1, 2025 until the end of the Term, an amount equal to 1% of the procurement amount during such period. Fees incurred by the Company related to this agreement were $2.5 million and $13.1 million for the three months ended June 30, 2025 and 2024, respectively, and $4.8 million and $25.0 million for the six months ended June 30, 2025 and 2024, respectively, and were included in cost of inventories.

Brand License Agreement

In connection with the separation, the Company entered into a brand license agreement with JS Global, in which the Company granted to JS Global the non-exclusive rights to obtain, produce and source, and the exclusive rights to distribute and sell, our brands of products in certain international markets in APAC. The brand license agreement has a term of 20 years from the date of the separation. Under this agreement, JS Global pays to SharkNinja a royalty of 3% of net sales of licensed products. The Company earned royalty income of $3.8 million and $1.4 million for the three months ended June 30, 2025 and 2024, respectively, and $8.6 million and $2.3 million for the six months ended June 30, 2025 and 2024, respectively, which was included in net sales.

Product Development Agreements

The Company has historically utilized JS Global subsidiaries for certain research and development services. For these services, the Company incurred no costs for the three and six months ended June 30, 2025. In comparison, for the three and six months ended June 30, 2024, the Company incurred costs of $0.8 million and $1.7 million, respectively, for these services.

In connection with the separation, the Company entered into an agreement with JS Global to provide certain research and development, and related product management, services to JS Global entities related to the distribution of products in APAC. Under this agreement, the Company earned product development service fees of $1.6 million and $0.5 million for the three months ended June 30, 2025 and 2024, respectively, and $3.2 million and $1.0 million for the six months ended June 30, 2025 and 2024, respectively, which were recorded as a reduction of research and development expenses.

Transition Services Agreement

In connection with the separation, the Company entered into a transition services agreement with JS Global pursuant to which the Company provides certain transition services to JS Global, in order to facilitate the transition of the separated JS Global business. The services are provided on a transitional basis for a term of twenty-four months, subject to a three-month extension by JS Global. Service fees related to this agreement were $0.7 million and $0.8 million for the three months ended June 30, 2025 and 2024, respectively, and $1.5 million and $1.5 million for the six months ended June 30, 2025 and 2024, respectively, and were recorded as a reduction of general and administrative expenses.The transition service agreement ended on July 31, 2025.

The following is a summary of the related party transactions associated with JS Global:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024

	(in thousands)
Related party revenue
Royalty income	$3,818	$1,402	$8,602	$2,350
Related party expense (income)
Cost of sales - purchases of goods and services, net	$25,927	$64,456	$53,404	$132,152
Research and development services, net	(1,587)	322	(3,244)	740
General and administrative	(737)	(750)	(1,487)	(1,500)

	As of
	June 30, 2025	December 31, 2024

	(in thousands)
Related party assets
Accounts receivable, net	$12,333	$9,381
Related party liabilities
Accounts payable	$26,628	$39,769

13. Subsequent Events

The Company has evaluated subsequent events from the balance sheet date up to the date the consolidated financial statements were issued. Except as disclosed in “Note 8 - Commitments and Contingencies” and “Note 10 - Income Taxes”, there have been no subsequent events that would require disclosure in, or adjustment to, the unaudited condensed consolidated financial statements.